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Labor Ready, Inc.
401(k) Plan

Financial Statements and Schedules
As of December 31, 2000 and 1999
Together with Report of Independent Public Accountants

Labor Ready, Inc.
401(k) Plan

Index

Report of Independent Public Accountants
Financial Statements
Statements of Net Assets Available for Benefits—as of December 31, 2000 and 1999
Statement of Changes in Net Assets Available for Benefits—for the Year Ended December 31, 2000
Notes to Financial Statements and Schedules
Schedules Supporting Financial Statements
Schedule I: Schedule of Assets Held for Investment Purposes—as of December 31, 2000
Schedule II: Schedule of Reportable Transactions—for the Year Ended December 31, 2000

Report of Independent Public Accountants

To the Employee Benefits Committee of the
Labor Ready, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Labor Ready, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                      /s/ Arthur Andersen

Seattle, Washington
June 25, 2001

Labor Ready, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999

	2000	1999
ASSETS:
Participant directed investments in registered investment company funds and guaranteed interest account, at fair value—
Aetna Fixed Account	$628,784	$608,534
Aetna Money Market Fund	21,971	—
Aetna Ascent Fund	17,541	1,122
Aetna Crossroads Fund	7,785	221
Aetna Legacy Fund	20,497	606
Aetna Balanced Fund	23,017	1,412
Aetna Index Plus Large Cap Fund	292,245	228,400
Aetna Small Company Fund	35,958	1,106
Aetna International Fund	213,495	261,254
Aetna Value Fund	376,088	412,933
Invesco Blue Chip Growth Fund	365,645	412,892
Baron Growth Fund	69,994	5,902
Oppenheimer Main Street Growth & Income Fund	87,962	2,175
Templeton Growth Fund	31,929	823
Participant loans	156,199	124,679
Nonparticipant directed investment, at fair value—
Labor Ready, Inc. Common Stock Fund (including cash of $26,799 as of December 31, 2000)	461,804	1,048,314

Total investments	2,810,914	3,110,373

Cash	—	32,594
Receivables
Participant contributions	85,716	25,899
Employer contributions	178,133	133,455

Total receivables	263,849	159,354
LIABILITIES:
Excess contributions	(175,378)	(101,316)

NET ASSETS AVAILABLE FOR BENEFITS	$2,899,385	$3,201,005

The accompanying notes are an integral part of these statements.

Labor Ready, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000

	Participant Directed Funds	Labor Ready, Inc. Common Stock Fund	Total
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Participant contributions	$1,109,792	$322,105	$1,431,897
Employer contributions	—	178,133	178,133
Interest income	2,634	1,449	4,083
Dividend income	428,192	—	428,192
Net depreciation in fair value of investments—
Registered investment company funds	(675,233)	—	(675,233)
Common stock	—	(937,143)	(937,143)

Total additions	865,385	(435,456)	429,929

REDUCTIONS IN NET ASSETS AVAILABLE FOR BENEFITS:
Benefit payments	(481,088)	(75,083)	(556,171)
Excess contributions	(175,378)	—	(175,378)
INTERFUND TRANSFERS	17,317	(17,317)	—
NEW LOAN ISSUANCES	10,515	(10,515)	—
LOAN REPAYMENTS	(4,040)	4,040	—

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	232,711	(534,331)	(301,620)
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	2,014,583	1,186,422	3,201,005

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$2,247,294	$652,091	$2,899,385

The accompanying notes are an integral part of this statement.

Labor Ready, Inc. 401(k) Plan

Notes to Financial Statements and Schedules
December 31, 2000

1.  Plan Description

    The following description of the Labor Ready, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General

    The Plan is a defined contribution plan established by Labor Ready, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

    All employees of the Company who are 21 years of age or older and who have completed six months of service, as defined, are eligible to participate.

Plan Administration

    Aetna Life Insurance and Annuity Company (Aetna) serves as the investment manager and recordkeeper. Prior to August 2, 2000, Fleet Bank served as the trustee. Effective August 2, 2000, ING National Trust serves as plan trustee. The Plan is administered by an employee benefits committee, whose members are appointed by the Compensation Committee of the board of directors of the Company. Certain plan investments are shares of registered investment company funds and a guaranteed interest account managed by Aetna, and, therefore, these transactions qualify as party in investment transactions.

Contributions

    Eligible employees may contribute an amount up to 15% of compensation, as defined by the Plan, subject to certain limitations under the IRC. During 2000, the Company provided a discretionary matching contribution in the form of the Company's common stock equal to 25% of each participant's contribution. Participants must be employed as of the end of the year to receive the matching contribution.

Vesting

    Participants are fully vested in their contributions and the earnings thereon. Employer matching contributions vest 25% after two years of continuous service, and 25% per year thereafter. In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, the participant forfeits their nonvested portion of employer matching contributions.

Forfeitures

    Forfeitures are used to reduce future employer contributions. Unallocated forfeitures as of December 31, 2000 and 1999 totaled approximately $148,600 and $126,600, respectively. All forfeitures as of December 31, 2000 were used to reduce the 2000 employer contributions which were funded in February of 2001.

Benefits

    Upon termination of service, a participant may elect to receive an amount equal to the participant's vested interest in his or her account. The form of payment is a lump-sum distribution or an annuity. Participants are fully vested in the event of death or disability.

Participant Accounts

    Participants' accounts are valued on a daily basis based on quoted market prices.

Investment Options

    Participants may direct their contributions and any related earnings into the registered investment company funds or guaranteed interest account in 1% increments as listed on the statement of net assets available for benefits and Labor Ready, Inc. Common Stock Fund.

    Participants may change their investment elections or transfer amounts between funds daily. Participants may not direct the investment of employer contributions. Under terms of the Plan, employer matching contributions are invested in Labor Ready, Inc. Common Stock Fund, subject to rules under the IRC. Contributions may be temporarily invested in cash pending the transfer to funds.

Loans to Participants

    A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months unless the loan is used to acquire a principal residence, in which case the loan may be issued for a reasonable time, determinable by the plan administrator. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the loan. Interest rates on outstanding loans at December 31, 2000 ranged from 8.75% to 9.5% with maturities through March 2009.

Excess Contributions

    Excess contributions represent amounts withheld from participants in excess of IRC limitations, that were refunded to participants subsequent to year end.

Administrative Expenses

    The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

2.  Summary of Significant Accounting Policies

Basis of Accounting

    The accompanying financial statements are prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Income Recognition

    Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation

    Investments in shares of registered investment company funds and the Labor Ready, Inc. Common Stock Fund are stated at fair value based on quoted market prices. Cash equivalents are stated at cost, which approximates market value.

    Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

Net Depreciation in Fair Value of Investments

    Net depreciation in fair value of investments represents the change in fair value of assets from one period to the next and realized gains and losses.

Investment Contract with Insurance Company

    The American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Pension Plans," requires investment contracts which do not meet certain criteria, including being benefit responsive, to be recorded at fair value. Investment contracts meeting the criteria may continue to be recorded at contract value.

    The Aetna Fixed Account is invested in a fully benefit-responsive investment contract with Aetna Life Insurance Company. The contract is stated in the financial statements at contract value, which is determined based on the cost, plus accumulated interest. Contract value approximates fair value. The average yield and crediting interest rate was approximately 5.10% for 2000. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 4.60%.

3.  Tax Status

    The Internal Revenue Service has determined and informed Aetna by a letter that the prototype plan and trust, as adopted by the Plan, are designed in accordance with applicable sections of the IRC.

4.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

Schedule I

Labor Ready, Inc. 401(k) Plan

Schedule of Assets Held for Investment Purposes
As of December 31, 2000

Identity of Issuer, Borrower, or Similar Party		Description of Investment	Fair Value
*	Aetna Financial Services	Fixed Account	$628,784
*	Aetna Financial Services	Ascent Fund	17,541
*	Aetna Financial Services	Crossroads Fund	7,785
*	Aetna Financial Services	Legacy Fund	20,497
*	Aetna Financial Services	Balanced Fund	23,017
*	Aetna Financial Services	Index Plus Large Cap Fund	292,245
*	Aetna Financial Services	Small Company Fund	35,958
*	Aetna Financial Services	International Fund	213,495
*	Aetna Financial Services	Value Fund	376,088
	Invesco	Blue Chip Growth Fund	365,645
	Baron Funds	Growth Fund	69,994
	Oppenheimer Funds	Main Street Growth & Income Fund	87,962
	Franklin Templeton	Growth Fund	31,929
*	Various participants	Participant loans (with interest rates of 8.75%-9.5%, maturing through March 2009)	156,199
*	Labor Ready, Inc.	Common Stock Fund (with cost basis of $1,029,876)	461,804
*	Aetna Money Market Fund	Cash	21,971

	Total		$2,810,914

* Represents a party-in-interest.

The accompanying notes are an integral part of this schedule.

Schedule II

Labor Ready, Inc. 401(k) Plan

Schedule Of Reportable Transactions
For the Year Ended December 31, 2000

    During the Plan year ended December 31, 2000, the following series of transactions (as defined by the Employee Retirement Income Security Act of 1974) occurred involving fund assets in excess of 5% of the value of total Plan assets at the beginning of the Plan year:

Purchases of Assets:

	Number of Transactions	Purchase Price
Labor Ready, Inc. Common Stock Fund	1	$133,492

Sales or Redemption of Assets:

	Number of Transactions	Selling Price	Cost	Net Gain
Labor Ready, Inc. Common Stock Fund	11	$57,253	$44,428	$12,825

There were no category (i),(ii) or (iv) transactions during 2000.

The accompanying notes are an integral part of this schedule.

QuickLinks

Labor Ready, Inc. 401(k) Plan Financial Statements and Schedules As of December 31, 2000 and 1999 Together with Report of Independent Public Accountants
Labor Ready, Inc. 401(k) Plan Index
Report of Independent Public Accountants
Labor Ready, Inc. 401(k) Plan Statements of Net Assets Available for Benefits As of December 31, 2000 and 1999
Labor Ready, Inc. 401(k) Plan Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2000
Labor Ready, Inc. 401(k) Plan Notes to Financial Statements and Schedules December 31, 2000
Labor Ready, Inc. 401(k) Plan Schedule of Assets Held for Investment Purposes As of December 31, 2000
Labor Ready, Inc. 401(k) Plan Schedule Of Reportable Transactions For the Year Ended December 31, 2000